Filed by Alkermes, Inc. pursuant to Rule
                                      425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934, as amended

                                      Subject Company: Alkermes, Inc.

                                      Commission File No.: 333-101058/333-101059


                                              Contacts:
                                              Rebecca Peterson
                                              Director, Corporate Communications
                                              Alkermes, Inc.
                                              (617) 583-6378

                                              James M. Frates
                                              Chief Financial Officer
                                              Alkermes, Inc.
                                              (617) 494-0171




              ALKERMES, INC. ANNOUNCES THE FILING OF A REGISTRATION
            STATEMENT FOR A PROPOSED EXCHANGE OFFER WITH THE HOLDERS
              OF ITS 3.75% CONVERTIBLE SUBORDINATED NOTES DUE 2007

Cambridge, MA, November 7, 2002 -- Alkermes, Inc. (NASDAQ: ALKS) announced today that it has filed registration statements with the Securities and Exchange Commission relating to a proposed exchange offer involving holders of its currently outstanding 3.75% Convertible Subordinated Notes due 2007. In the proposed exchange offer, Alkermes will offer up to $115 million aggregate principal amount of its new 6.52% Convertible Senior Subordinated Notes due 2009 for up to an aggregate principal amount of $200 million of its currently outstanding 3.75% notes, and will offer in a corresponding cash offer, to the holders of its existing notes that participate in the exchange offer, the right to purchase for cash up to an additional $50 million of its new notes.

The consummation of the exchange offer and the cash offer, if consummated, will allow the Company to reduce its outstanding indebtedness.

U.S. Bancorp Piper Jaffray is serving as the dealer manager for the exchange offer and placement agent for the cash offer. A combined registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be exchanged or sold, nor may offers to exchange or offers to buy them be accepted prior to the time the registration statement becomes effective. This press release shall not constitute an offer to exchange, sell, or the solicitation of an offer to buy, the securities, nor shall there be any offer, exchange, solicitation or sale of any securities in any state in which such offer, exchange, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or other jurisdiction.

At the time the offer is commenced, Alkermes will file a Tender Offer Statement with the U.S. Securities and Exchange Commission. The Tender Offer Statement (including the prospectus attached as an exhibit thereto, a related letter of transmittal and other offer documents) will contain important information which should be read carefully before any decision is made with respect to the exchange offer or the cash offer. The prospectus, the related letter of transmittal and certain other offer documents will be made available to all holders of the 3.75% Convertible Subordinated Notes due 2007 at no expense to them. The Tender Offer Statement (including the prospectus, the related letter of transmittal and all other offer documents filed with the Securities and Exchange Commission) will also be available for free at the Securities and Exchange Commission's website at www.sec.gov.
                                 -----------

Alkermes, Inc. is an emerging pharmaceutical company developing products based on its sophisticated drug delivery technologies to enhance therapeutic outcomes. Our areas of focus include: controlled, extended-release of injectable drugs utilizing our ProLease(R) and Medisorb(R) delivery systems and the development of inhaled pharmaceutical products based on our proprietary Advanced Inhalation Research, Inc., ("AIR") pulmonary delivery system. Our business strategy is twofold. We partner our proprietary technology systems and drug delivery expertise with many of the world's finest pharmaceutical companies and also develop novel, proprietary drug candidates for our own account. In addition to our Cambridge, Massachusetts headquarters, research and manufacturing facilities, we operate research and manufacturing facilities in Ohio.

This press release contains forward-looking information. This forward-looking information is subject to risks and uncertainties. These statements are only predictions and may be inaccurate. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks that we may not consummate the proposed exchange offer or cash offer of new notes, or that only a limited amount of our existing notes will be exchanged for new notes. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results.


                                       ###